November 17, 2006

Mr. Michael Moran

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-0404

Re:	Aquila, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 7, 2006

Form 10-Q for the period ended September 30, 2006
Filed November 2, 2006
File No. 001-03562

Dear Mr. Moran:

On behalf of Aquila, Inc. (the Company), we are writing in response to the Staff’s comments on the Company’s Form 10-K and Form 10-Q, set forth in its letter of November 3, 2006.

For your convenience, we have repeated the substance of each comment, along with Aquila, Inc.’s response thereto.

Form 10-K December 31, 2005

Item 7 – Management’s Discussion and Analysis

1.

Your liquidity discussion does not fully address the cash flow effects regarding your discontinued operations which appear to be significant to your liquidity position. Please revise prospectively to disclose at a minimum how the absence of cash flows from discontinued operations are expected to affect future liquidity and capital resources. (e.g. effect on financing levels, terms, covenants, etc.)

We will revise this disclosure prospectively to address the cash flow effects of selling these operations. We do not expect the disposition of these operations and their related cash flows to have a material adverse effect on our liquidity and capital resources as we expect to utilize the proceeds of these sales to retire outstanding long-term debt and other obligations, thereby reducing our net financing costs. In addition, as disclosed on page 34 of our Form 10-K the gas purchase obligations for the sold gas utilities represented approximately 50% of our winter peak working capital requirements. Accordingly, the sale of these operations has positively impacted our liquidity position.

Operating Expense, page 46

2.

We note in 2005 and 2004 operating expense increased as a result of higher labor and compensation costs. We also note your disclosure on page 31 that since March 31, 2002, your staff level has been reduced by 1800 employees. Please explain how reductions in staff levels have resulted in higher labor and compensation costs.

The reduction in staffing referenced on page 31 occurred in 2002, largely in our Merchant Services segment. The discussion of operating expenses on page 46 relates specifically to our Electric Utilities segment and the comparison of its expenses in 2005 to 2004 and in 2004 to 2003. We did experience a decrease in operating expenses in our utility businesses in 2003 as compared to 2002 as a result of the reduction in staffing. The increases referenced on page 46 relate primarily to annual increases in salaries and wages and increased pension and other benefit costs after the reduction in staffing was completed.

Three-Year Review – Gas Utilities, page 48

3.

We note your disclosure on page 47 of the effects due to the disruption of rail shipments. Please explain the effects of the disruption in gas distribution due to the 2005 Gulf region hurricane season.

We did not experience any disruption in gas distribution due to the 2005 Gulf region hurricane season. Our service territory previously included portions of Colorado, Iowa, Kansas, Michigan, Minnesota and Missouri. The natural gas procured for these operations was not purchased from the Gulf region, and the pipelines supplying natural gas to these operations were not disrupted by the hurricanes. The 2005 hurricane season did impact commodity prices paid to procure natural gas supplies during the period. The earnings of our gas utilities were not directly affected by these increases in natural gas prices, which are passed through to our customers under Purchased Gas Adjustment tariffs. These increased natural gas prices did, however, impact our peak working capital requirements, as disclosed on page 34.

4.

EBITDA, a non-GAAP performance is presented in your chart on page 48 without the appropriate reconciliation back to a GAAP measure. Please revise to (1) present the FASB Statement 131 – required information in your MD&A; or (2) include a cross reference in the MD&A to the FASB

Statement 131 – required information in the footnote to the company’s consolidated financial statements. See Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures, in particular Question no. 19. FAQs are available to view on our website www.sec.gov.

We have provided a reconciliation of “Total EBITDA” to “Loss from continuing operations” on page 42 of our MD&A which we believe is responsive to the SFAS 131 requirement for a reconciliation from a non-GAAP performance measure back to a GAAP measure. In future filings we will make a specific cross reference to this reconciliation as indicated.

Financial Statements

Consolidated Balance Sheet, page 77

5.

Please explain to us and disclose any individual component of other accrued liabilities that exceed 5% of total current liabilities. Please consider the effects of our comment on subsequent Form 10-Q’s as well. See Rule 5-02 of Regulation S-X.

There were no individual components of other accrued liabilities that exceeded 5% of total current liabilities of $994.6 million at December 31, 2005. The largest individual component was the current portion of regulated liabilities (which are described in Note 10 on page 110), primarily related to unrecovered purchased gas adjustment tariffs, which totaled $43.3 million. Also included were accrued property and other taxes of $26.3 million. We will continue to consider the effects of Rule 5-02 of Regulation S-X in future filings.

Notes to Consolidated Financial Statements

Note 3 – Risk Management, page 88

6.

Please explain in detail why you have not provided all the disclosure requirements of paragraph 10 of EITF Issue no. 02-3. In this regard, we did not see any disclosure items required by subparagraphs d-f of paragraph 10.

Our understanding of EITF Issue No. 02-3 is that the disclosure requirements in paragraph 10 were reached as part of the consensus on Issue 3 at the June 19-20, 2002 meeting. Paragraph 16 indicates that “The Task Force chairman noted that the consensus to rescind Issue 98-10 effectively supersedes the Task Force consensuses reached at the June 19-20, 2002 meeting on Issues 1 and 3.” Therefore, the disclosure requirements in paragraph 10 are not applicable. Paragraph 18 references the disclosure requirements of FRR 61 which encompasses many of the same disclosures described in EITF 02-3, paragraph 10. We have included these disclosures on pages 71 through 73, under Item 7A.

Note 6 – Discontinued Operations, page 98

7.

We note from your September 30, 2006 Form 10-Q that the buyers will be assuming the pension obligations of your discontinued utility obligations. Prospectively disclose the impact that any curtailment gain or loss could have on your consolidated financial statements. In this regard, we note that you have unrecognized prior service cost. If not material, please state this in your 2006 Form 10-K. We realize any gain or loss is subject to change, although we presume a range could likely be determined. Please refer to FIN 14.

We will disclose in our 2006 Form 10-K the impact of the expected curtailment losses which have been included in our estimated gains on the disposition of our Michigan, Missouri and Minnesota gas operations disclosed in our Form 10-Q for the quarter ended September 30, 2006. In addition, we will disclose the estimated range of curtailment loss that will result from the sale of our Kansas electric operation.

8.

Please explain to us whether some assets have been classified as discontinued for a period lasting longer than one year when. If so, please support your basis for such classification. See SFAS 144 paragraphs 30 and 31.

The assets of our Kansas electric operations have been classified as discontinued for longer than one year as of September 30, 2006. As described in SFAS 144 paragraph 31, “Events or circumstances may extend the period required to complete the sale of a long-lived asset (disposal group) beyond one year.” In particular, example 9, paragraph A21 references the example of a utility requiring regulatory approval to complete the sale. The cause of the delay in completing this disposition related to extended negotiations for the transfer of a significant lease interest in a power plant due to conditions that were imposed by the owner of the asset and the requirement to obtain regulatory approvals from the Federal Energy Regulatory Commission (FERC) and Kansas Commerce Commission (KCC) prior to completing the sale. On August 11, 2006, we amended the agreement to sell Kansas electric operations and entered into an agreement for the transfer of the lease interest. We expect to receive FERC approval before the end of 2006 and KCC approval in early 2007.

9.	Please disclose the circumstances leading to the expected disposal and the expected timing of the disposal. See SFAS 144 paragraph 47.

The circumstances leading to the expected disposals and the expected timing of the disposals were described on pages 30 and 31 under the caption “Strategic and Financial Repositioning Overview”. In the interests of avoiding redundant disclosures we did not repeat those disclosures in Note 6. Further, we believed that the expected timing of the disposals was adequately disclosed in Note 6 through the description of the terms of the sale agreements, including the date by which the conditions for sale were required to be satisfied. In future filings we will include the disclosures required in SFAS 144 paragraph 47 in Note 6.

Note 8 – Property, Plant and Equipment, page 104

10.

Please explain why you believe it is appropriate to combine Jeffrey Energy Center and Iatan in your discussion. If you conclude it is not appropriate to combine the jointly owned plants please revise your discussion to state separately for each interest in jointly owned plant the amount of utility plant in service, the accumulated provision for depreciation (if available), the amount of plant under construction, and the proportionate share. The note should include statements that the dollar amounts represent the participating utility’s share in each joint plant and that each participant must provide its own financing. See SAB Topic 10(c).

We believed it was appropriate to combine the Jeffrey Energy Center and Iatan as the sum of the two joint interests comprised less than 5% of our net property, plant and equipment. In future filings we will separately disclose the amount of utility plant in service, accumulated provision for depreciation, and plant under construction and a statement regarding each participant’s responsibility for its own financing.

11.	It appears that you are continuing to depreciate assets that are classified as held for sale. Please explain how this is in accordance with GAAP.

We ceased depreciation on each of the assets classified as held for sale on the date it was so classified. The disclosure of composite depreciation rates for discontinued operations related to the period of the year prior to their classification as held for sale. We will clarify this in future filings.

Note 12 – Long-term Debt, page 113

12.	Please enhance your disclosure to include a discussion of any cross-default provisions.

We will revise this disclosure prospectively to summarize any cross-default provisions contained in these agreements, noting that we have filed with the Commission copies of all of our material long-term debt agreements that contain cross-default provisions.

Note 20 – Commitments and Contingencies

Elwood Tolling Contracts, page 136

13.

Please explain to us and disclose what is included in your $417.0 million obligation to Elwood. For instance, indicate whether or not your obligation includes your share of plant output being purchased, estimated annual cost, annual minimum debt service payments required and the amount of related long-term debt or lease obligations outstanding. Also, please explain how you concluded the tolling arrangement was an operating lease.

The $417.0 million obligation was the commitment for the fixed capacity reservation charges which entitled us to generate power at specific turbines with approximately 600 megawatts of capacity of the total 1,400 megawatt capacity of Elwood. The contracts granted us the rights to 600 megawatts of the power produced by the specific turbines. The operation of the turbines was limited to dispatch orders from us. We were the sole receiver of power from the specified turbines during the term of the contracts and had the right to control use of the turbines. Therefore, pursuant to EITF Issue No. 01-8 we concluded that the tolling arrangements should be accounted for as leases. Further, we concluded that these tolling arrangements were operating leases based on the criteria of SFAS 13 as follows:

i.	Ownership of the facility does not transfer to us at the end of the lease.
ii.	We do not have a bargain purchase option that may be exercised at the end of the lease.
iii.	The term of the agreement of approximately 16 years is not greater than 75% of the life of the asset, which is believed to be greater than 35 years.
iv.	The present value of all payments was approximately 87.9%, which is less than 90% of the fair market value of the facility.

As discussed on page 12 of our Form 10-Q for the quarter ended September 30, 2006, we transferred our rights and obligations under the Elwood tolling contracts in June 2006.

14.	Please explain to us the extent to which you considered the impact of FIN 46R on the power purchase arrangements.

We reviewed the power purchase arrangements in relation to the provisions of FIN 46R noting that paragraph B24 indicates “Most operating leases do not absorb variability in the fair value of an entity’s net assets because they are a component of that variability. Guarantees of the residual values of leased assets and options to acquire leased assets at the end of the lease terms at specified prices may be variable interests in the lessor entity if they meet the conditions described in paragraph 12 of this Interpretation.” As indicated above, the Elwood tolling contracts meet the criteria of an operating lease and do not include a guarantee of the residual value of the plant or an option to acquire the plant at the end of the lease term at a specified price. As a result, the lease does not absorb variability in the fair value of the plant, so the lease does not qualify as a variable interest in the Elwood plant.

15.

Please explain to us your basis in GAAP for concluding the power purchase arrangements should be accounted for as operating leases. In your response indicate whether you are the sole purchaser of power or whether you have the right to control use of the property, plant or equipment.

See response to comment 13 above.

Form 10-Q September 30, 2006

Note 10- Share Based Compensation, page 27

16.

Please expand your disclosure in future filings to clarify how you determine the fair value of your stock options and stock awards and provide the assumptions used in arriving at the fair value measurement. See SFAS 123R paragraphs 64, A240 and A241.

We will expand our disclosure in future filings to clarify how we determined the fair value of our stock options and stock awards, including the assumptions used in arriving at the fair value measurements.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the omission from taking any action with respect to the Company's filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the contents of this letter at any time, please do not hesitate to contact the undersigned at (816) 467-3382 or Mark A. Foltz, Vice President, Controller at (816) 467-3703.

Very truly yours,

/s/ Beth A. Armstrong

Beth A. Armstrong

Chief Accounting Officer